Exhibit (a)(1)(E)

Form of Reminder Email

The Impinj, Inc. (“Impinj”) offer to exchange certain outstanding stock options for new stock options (referred to as the “Offer”) currently is still open. Please note that the Offer will expire at 9:00 p.m., Pacific Time, on May 16, 2018, unless we extend the Offer. The Offer deadline will be strictly enforced. We encourage you to give yourself adequate time to make your election if you wish to participate.

According to our records, you have not yet submitted an election for your eligible options. Participation in the Offer is completely voluntary. However, if you would like to participate in the Offer, we must receive your election electronically via Impinj’s Offer website at https://impinj.equitybenefits.com or by fax at +1 206 299 0992 no later than 9:00 p.m., Pacific Time, on May 16, 2018 (unless we extend the Offer). Your Login ID and initial Password for the Offer website were provided to you in the launch email from Impinj@equitybenefits.com on behalf of Chris Diorio, dated April 18, 2018, announcing the Offer.

Only elections that are properly completed and submitted and actually received by Impinj on or before the expiration date via the Offer website at https://impinj.equitybenefits.com or by fax at +1 206 299 0992 will be accepted. Elections submitted by any other means, including hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to the legal department by email at corplegal@impinj.com or by phone at +1 206 812 9776.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options; (2) the launch email from Impinj@equitybenefits.com on behalf of Chris Diorio, dated April 18, 2018, announcing the Offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Impinj’s Offer website at https://impinj.equitybenefits.com, or by contacting the legal department, by email at corplegal@impinj.com or by phone at +1 206 812 9776.